

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2010

Mr. Wilco Groenhuysen
Executive Vice President and Chief Financial Officer
Cephalon, Inc.
41 Moores Road
P.O. Box 4011
Frazer, Pennsylvania   19355

>   **Re: Cephalon, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed February 12, 2010**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
>   **Filed July 28, 2010**
>   **File No. 000-19119**

Dear Mr. Groenhuysen:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief